YM BioSciences Reports Operational and Financial Results for the

Third Quarter of Fiscal 2012

MISSISSAUGA, Canada, May 11, 2012 – YM BioSciences Inc. (NYSE Amex: YMI, TSX: YM), a drug development company advancing a diverse portfolio of hematology and cancer related products, today reported operational and financial results for its third quarter of fiscal 2012, ended March 31, 2012.

“In the past few months we delivered robust Phase I/II results for our JAK1/JAK2 inhibitor, CYT387, in patients with myelofibrosis and we raised an additional $80 million principally to support the further advancement of this drug,” said Dr. Nick Glover, President and CEO of YM BioSciences. “Our current focus is on confirming our Phase III clinical strategy for CYT387 with both North American and European regulators with the expectation that, subject to these regulatory discussions, we will begin enrolling patients in pivotal trials in the second half of calendar 2012.”

CYT387 Next Steps:

•	Subject to regulatory clearance, pivotal trials for CYT387 in myelofibrosis are targeted to begin in the second half of calendar 2012.
•	Final nine-month data from the ongoing 166-patient Phase I/II Core trial are expected to be reported by the end of calendar 2012.
•	Interim data from the Phase I/II Extension trial, in which patients who have completed the Core trial are able to continue long-term treatment with CYT387, are expected to be reported by the end of calendar 2012.
•	Interim data from the BID (twice-daily dosing) Phase II trial of CYT387 are expected to be reported by the end of calendar 2012.
•	YM may evaluate CYT387’s effectiveness in additional clinical indications and is currently in the process of designing clinical trials for these indications.
•	YM will entertain strategic discussions with other companies for the next stages of development for CYT387 and will weigh any opportunities against the prospect of retaining full commercial economics by advancing CYT387 further into pivotal trials on its own.

Financial Results (CDN dollars)

The interim consolidated financial statements and comparative information for the third quarter of fiscal 2012 have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Previously, up to June 30, 2011, the Company prepared its Interim and Annual Consolidated Financial Statements in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”).

Revenue, primarily from out-licensing, for the third quarter of fiscal 2012 ended March 31, 2012, was $0.1 million compared with $0.2 million for the third quarter of fiscal 2011. Revenue from out-licensing for the first nine months of fiscal 2012 was $0.7 million compared with $0.8 million for the first nine months of fiscal 2011. The decreases were due to a two-year increase in the period over which the deferred revenue is being recognized.

Net finance income was $0.3 million for the third quarter of fiscal 2012 compared to net finance costs of $1.5 million for the third quarter of fiscal 2011. Net finance income was $9.3 million for the first nine months of fiscal 2012 compared to net finance costs of $9.8 million for the first nine months of fiscal 2011. The changes in net finance income are primarily attributable to changes in the fair value adjustment for USD warrants. Under IFRS, warrants denominated in a different currency than the Company’s functional currency must be classified as a financial liability and measured at fair value, with changes reflected in profit or loss. For the third quarter of fiscal 2012, the Company incurred a loss of $0.4 million on the revaluation of warrants, compared to a loss of $1.1 million for the third quarter of fiscal 2011. For the first nine months of fiscal 2012, the Company incurred a gain of $6.8 million on the revaluation of warrants, compared to a loss of $8.6 million for the first nine months of fiscal 2011.

Licensing and product development expenses were $5.8 million for the third quarter of fiscal 2012 compared with $5.5 million for the third quarter of fiscal 2011. Licensing and product development expenses were $19.5 million for the first nine months of fiscal 2012 compared with $16.4 million for the first nine months of fiscal 2011. For the third quarter of fiscal 2012, core expenses for licensing and product development remained constant at $3.0 million compared to the three months ended March 31, 2011, costs associated with development activities for CYT387 increased by $1.0 million to $2.5 million, and costs associated with development activities for nimotuzumab decreased by $0.7 million to $0.2 million. Development expenses for CYT387 increased due to the expansion of the Phase I/II clinical trial in myelofibrosis, start-up costs associated with the BID (twice-daily dosing) study, pre-clinical development activities, and manufacturing of drug for these programs.

General and administrative expenses were $1.4 million for the third quarter of fiscal 2012 compared to $1.6 million for the third quarter of fiscal 2011. General and administrative expenses were $4.7 million for the first nine months of fiscal 2012 compared to $6.6 million for the first nine months of fiscal 2011, primarily due to severance and restructuring costs incurred in fiscal 2011.

Net loss for the third quarter of fiscal 2012 was $6.8 million ($0.05 per share) compared to $8.3 million ($0.08 per share) for the same period last fiscal year. Net loss for the first nine months of fiscal 2012 was $14.2 million ($0.12 per share) compared to $32.0 million ($0.35 per share) for the same period last fiscal year. Under IFRS, net loss has been volatile, caused by the requirement to adjust the carrying value of liabilities such as USD warrants and stock appreciation rights to fair value at each measurement date, with changes being reflected in net loss for the quarter.

During the third quarter of fiscal 2012, the Company completed a prospectus offering of 40,250,000 shares for gross proceeds of $79.4 million (U.S. $80.5 million) resulting in a net cash proceeds of $74.2 million.

As at March 31, 2012 the Company had cash and short-term deposits totaling $137.2 million and accounts payables and accrued liabilities totaling $3.1 million compared to $79.7 million and $4.4 million respectively at June 30, 2011.

As at March 31, 2012 the Company had 157,402,353 common shares and 7,366,418 warrants outstanding.

About YM BioSciences

YM BioSciences Inc. is a drug development company primarily focused on advancing CYT387, an orally administered inhibitor of both the JAK1 and JAK2 kinases, which have been implicated in a number of immune cell disorders including myeloproliferative neoplasms and inflammatory diseases as well as certain cancers. Positive interim results have been reported from a Phase I/II trial of CYT387 in 166 patients with myelofibrosis. This trial has completed enrollment while a 60 patient Phase II twice-daily dose escalation trial is currently recruiting patients. YM’s portfolio also includes nimotuzumab, a humanized monoclonal antibody targeting EGFR with an enhanced side-effect profile over currently marketed EGFR-targeting antibodies. Nimotuzumab is being evaluated in numerous Phase II and III trials worldwide. CYT997 is an orally-available small molecule therapeutic with dual mechanisms of vascular disruption and cytotoxicity, and has completed a Phase II trial in glioblastoma multiforme. In addition to YM’s three products, the Company has several preclinical research programs underway with candidates from its library of novel compounds identified through internal research conducted at YM BioSciences Australia.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process or the ability to obtain drug product in sufficient quantity or at standards acceptable to health regulatory authorities to complete clinical trials or to meet commercial demand; and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that CYT387, nimotuzumab and CYT997 will generate positive efficacy and safety data in ongoing and future clinical trials, and that YM and its various licensees will complete their respective clinical trials and disclose data within the timelines communicated in this release. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:

James Smith

VP Corporate Communications

YM BioSciences Inc.

Tel. +1 905.361.9518

jsmith@ymbiosciences.com

ym biosciences inc.

Condensed Consolidated Interim Statements of Financial Position

(Expressed in Canadian dollars, unless otherwise noted)

(Unaudited)

	March 31,	June 30,	July 1,
	2012	2011	2010
Assets

Current assets:
Cash and cash equivalents	$90,830,767	$32,046,630	$19,460,141
Short-term deposits	46,362,847	47,611,922	26,184,991
Accounts receivable	248,738	205,900	161,184
Prepaid expenses	428,114	731,676	237,962
Total current assets	137,870,466	80,596,128	46,044,278

Non-current assets:
Property and equipment	62,157	91,320	84,775
Intangible assets	3,756,686	7,137,698	11,645,714
Total non-current assets	3,818,843	7,229,018	11,730,489

Total assets	$141,689,309	$87,825,146	$57,774,767

Liabilities and Equity

Current liabilities:
Accounts payable	$1,287,062	$1,718,893	$699,277
Accrued liabilities	1,783,598	2,652,511	2,085,824
Share purchase warrants	7,630,176	14,476,681	6,358,480
Deferred revenue	381,270	594,072	1,523,916
Total current liabilities	11,082,106	19,442,157	10,667,497

Non-current liabilities:
Deferred revenue	1,652,170	1,831,722	1,650,909
Total non-current liabilities	1,652,170	1,831,722	1,650,909

Equity:
Share capital	339,867,098	264,548,643	203,498,239
Contributed surplus	16,478,999	15,144,062	14,232,353
Deficit	(227,391,064)	(213,141,438)	(172,274,231)
Total equity	128,955,033	66,551,267	45,456,361

Total liabilities and equity	$141,689,309	$87,825,146	$57,774,767

Approved by the Board and authorized for issue on May 10, 2012:

"Tryon Williams"	Director

"David G.P. Allan"	Director

ym biosciences inc.

Condensed Consolidated Interim Statements of Comprehensive Income

(Expressed in Canadian dollars, unless otherwise noted)

(Unaudited)

	Three months ended		Nine months ended
	March 31,		March 31,
	2012	2011	2012	2011

Revenue:
Out-licensing	$109,107	$217,489	$739,952	$811,262

Expenses:
Licensing and product development	5,755,426	5,493,790	19,503,754	16,432,545
General and administrative	1,433,113	1,606,297	4,748,144	6,560,907
	7,188,539	7,100,087	24,251,898	22,993,452

Loss before the undernoted	(7,079,432)	(6,882,598)	(23,511,946)	(22,182,190)

Finance income	699,990	170,437	9,262,320	319,935
Finance costs	(417,716)	(1,642,363)	–	(10,140,698)
Other income	–	9,528	–	34,444
Net loss for the period and comprehensive loss	$(6,797,158)	$(8,344,996)	$(14,249,626)	$(31,968,509)

Basic and diluted loss per common share	$(0.05)	$(0.08)	$(0.12)	$(0.35)

ym biosciences inc.

Condensed Consolidated Interim Statements of Changes in Equity

(Expressed in Canadian dollars, unless otherwise noted)

(Unaudited)

	Share capital		Contributed
	Number	Amount	surplus	Deficit	Total
Balance, June 30, 2011	116,681,948	$264,548,643	$15,144,062	$(213,141,438)	$66,551,267

Net loss for the period	–	–	–	(14,249,626)	(14,249,626)

Transactions with owners of the Company, recognized directly in equity:
Shares issued pursuant to prospectus offering	40,250,000	74,232,207	–	–	74,232,207
Share-based compensation	–	–	1,880,899	–	1,880,899
Shares issued on exercise of options	470,405	1,086,248	(545,962)	–	540,286
Total transactions with owners of the Company	40,720,405	75,318,455	1,334,937	–	76,653,392

Balance, March 31, 2012	157,402,353	$339,867,098	$16,478,999	$(227,391,064)	$128,955,033

	Share capital		Contributed
	Number	Amount	surplus	Deficit	Total
Balance, July 1, 2010	80,359,623	$203,498,239	$14,232,353	$(172,274,231)	$45,456,361

Net loss for the period	–	–	–	(31,968,509)	(31,968,509)

Transactions with owners of the Company, recognized directly in equity:
Share-based compensation	–	–	1,436,442	–	1,436,442
Shares issued on exercise of options	824,160	1,427,213	(576,909)	–	850,304
Shares issued on exercise of warrants	660,529	2,131,506	–	–	2,131,506
Shares issued pursuant to prospectus offering	29,250,000	44,499,915	–	–	44,499,915
Total transactions with owners of the Company	30,734,689	48,058,634	859,533	–	48,918,167

Balance, March 31, 2011	111,094,312	$251,556,873	$15,091,886	$(204,242,740)	$62,406,019

ym biosciences inc.

Condensed Consolidated Interim Statements of Cash Flows

(Expressed in Canadian dollars, unless otherwise noted)

(Unaudited)

	Three months ended		Nine months ended
	March 31,		March 31,
	2012	2011	2012	2011
Cash provided by (used in):

Operating activities:
Net loss for the period	$(6,797,158)	$(8,344,996)	$(14,249,626)	$(31,968,509)
Items not involving cash:
Depreciation of property and equipment	12,521	20,598	45,655	59,745
Amortization of intangible assets	1,127,004	1,127,004	3,381,012	3,381,012
Interest earned	(178,400)	(170,437)	(487,568)	(308,812)
Unrealized (gain) loss on cash and cash equivalents	506,775	505,016	(899,883)	1,515,378
Gain on disposal of property and equipment	–	–	–	(10,744)
Share-based compensation	373,215	392,244	1,880,899	1,436,442
Change in fair value of share purchase warrants	417,716	1,137,347	(6,846,505)	8,625,320
Changes in non-cash working capital balances:
Short-term deposits	(144,981)	(156,223)	(450,258)	(262,590)
Accounts receivable	35,697	(91,833)	(42,838)	(133,812)
Prepaid expenses	63,498	104,128	303,562	(152,588)
Accounts payable	(249,939)	(437,564)	(431,831)	275,121
Accrued liabilities	(386,440)	(809,927)	(868,913)	718,958
Deferred revenue	(95,318)	(148,518)	(392,354)	(600,513)
Net cash used in operating activities	(5,315,810)	(6,873,161)	(19,058,648)	(17,425,592)

Investing activities:
Proceeds from sale of short-term deposits	12,192,896	13,721,647	47,999,333	62,575,864
Purchase of short-term deposits	(12,000,000)	(12,500,000)	(46,300,000)	(88,514,540)
Interest received	178,400	170,437	487,568	308,812
Additions to property and equipment	(6,272)	(16,267)	(16,492)	(68,961)
Net cash provided by (used in) investing activities	365,024	1,375,817	2,170,409	(25,698,825)

Financing activities:
Issuance of common shares on exercise of options	517,836	596,495	540,286	850,304
Issue of common shares on exercise warrants	–	135,058	–	985,217
Net proceeds from issuance of shares	74,232,207	1,165,392	74,232,207	44,499,914
Net cash provided by financing activities	74,750,043	1,896,945	74,772,493	46,335,435

Impact of foreign exchange rates on cash	(506,775)	(505,016)	899,883	(1,515,378)

Increase (decrease) in cash and cash equivalents	69,292,482	(4,105,415)	58,784,137	1,695,640

Cash and cash equivalents, beginning of period	21,538,285	25,261,196	32,046,630	19,460,141

Cash and cash equivalents, end of period	$90,830,767	$21,155,781	$90,830,767	$21,155,781